FOR IMMEDIATE RELEASE

July 10, 2008
ADVANTEST CORPORATION
Toshio Maruyama, Representative Board Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Executive Officer &
Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Concerning the Determination of the Subscription Price and Other Terms of Stock Options (Stock Acquisition Rights) to be issued by Advantest to its Directors and Corporate Auditors

Tokyo –July 10, 2008 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors on June 25, 2008 to issue stock options in the form of stock acquisition rights.  The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights that were not determined at the meeting of its Board of Directors on June 25, 2008 have been determined as set forth below.

1. Date of allocation	July 10, 2008
2. Issuance price	36,900 yen per unit
3. Subscription price to be paid upon exercise of each stock acquisition right	265,300 yen per unit (2,653 yen per share)
4. The total value of all shares (newly issued shares or treasury shares) issued or delivered upon exercise of stock acquisition rights	482,846,000 yen
5. Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights
(a)           The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 1,511 yen per share.
(b)           The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 1,511 yen per share.